UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8858

Unitil Corporation, American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

6 Liberty Lane West, Hampton, New Hampshire 03842, (603) 772-0775

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitil Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 as accommodated by the American Stock Exchange and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 11, 2008	By:	/s/ Mark H. Collin	Sr. Vice President, Chief Financial Officer and Treasurer
Date		Mark H. Collin	Title

This voluntary delisting is a result of Unitil Corporation’s pending move to the New York Stock Exchange (“NYSE”). Unitil Corporation’s first day of trading on NYSE will be on August 21, 2008.